300 North LaSalle Dr. Chicago, IL 60654-3406 Direct Tel: 312 728 9158 Mobile: 312 927 0860

December 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peter McPhun, Jennifer Monick, Ruairi James Regan, and Pamela Long

Re:	Cardinal Infrastructure Group Inc.

Amendment No. 1 to Registration Statement on Form S-1 Filed November 20, 2025

Amendment No. 2 to Registration Statement on Form S-1 Filed December 1, 2025

File No. 333-290850

Ladies and Gentlemen:

On behalf of Cardinal Infrastructure Group Inc. (the “Company”), we submit this letter in response to the comment letter received by the Company on December 2, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above referenced Registration Statement on Form S-1 previously filed by the Company on November 20, 2025 and December 1, 2025 (the “Registration Statement”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Amendment No. 2 to Form S-1 filed December 1, 2025

General

1.	We note your disclosure on page 108 that directors, director nominees and executive officers, as a group, will own 55.7% of the voting power of the combined company, or 52.8% if the over-allotment option is exercised. With a view toward disclosure, please tell us whether you will be a "controlled company" within the meaning of the corporate governance standards of the Nasdaq rules, and if so, please disclose your status and whether you intend to rely on exemptions from certain corporate governance requirements available to controlled companies under Nasdaq rules.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is not expected to be a “controlled company” under Nasdaq Listing Rule 5615(c) following the offering as no individual, “group” (as defined under Nasdaq Listing Rule 5615(c)), or other company is expected to hold more than 50% of the voting power for the election of the Company’s directors following the offering. While, based upon an assumed initial public offering price of $21.00 per share (which is the midpoint of the price range set forth on the cover page of Registration Statement) the directors, director nominees and executive officers collectively will own more than 50% of the voting power of the Company, such persons do not have any agreement to act as a voting group. Accordingly, the Company will not be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq rules and, therefore, will not rely on exemptions from certain corporate governance requirements available to controlled companies thereunder. Company additionally notes that the Form S-1 contains a risk factor disclosing that upon consummation of the offering, the Continuing Equity Holders (which includes members of the Company’s management and board of directors), will control, in the aggregate, approximately 63.9% of the voting power of all classes of the Company’s voting securities and, as a result, will continue to exercise significant influence over matters on which holders of the Company’s common stock are entitled to vote.  See “Risk Factors—Risks Related to this Offering and Ownership of our Class A Common Stock—The Continuing Equity Holders will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders.”

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We hope the foregoing is responsive to your comments and are available to discuss with you at your earliest convenience. If you have any questions, please do not hesitate to contact me by direct telephone at 312-728-9158.

Very truly yours,

/s/ Edward S. Best
Edward S. Best

Enclosure

cc:	Jeremy Spivey, Chief Executive Officer Cardinal Infrastructure Group Inc.

Mike Rowe, Chief Financial Officer, Cardinal Infrastructure Group Inc.

Tiffany Gidley, General Counsel, Cardinal Infrastructure Group Inc.